Exhibit 99.1

PENN WEST RECEIVES WAIVER OF DEFAULTS FROM NOTEHOLDERS

FOR IMMEDIATE RELEASE, August 21, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”, the “COMPANY”, “we”, “us” or “our”) announces that, further to its August 12, 2014 announcement, it has now obtained waivers from the holders of its senior unsecured notes (the “Notes”) of certain defaults under the Notes arising from matters relating to the decision to restate certain historical financial results and the delay in filing the Company’s second quarter 2014 interim filings. Such defaults do not relate to any of the financial tests under the Notes respecting the Company’s financial condition. Subject to certain conditions, the waivers have the effect of extending the cure period for such defaults until October 14, 2014 and allowing for the defaults to be cured by delivery of the restated historical and second quarter financial statements. Upon the curing of the defaults, the Notes will remain in place on their existing terms.

These waivers, together with the waiver previously obtained from the Company’s lenders under its bank facility announced in the Company’s news release of August 12, 2014, provide the Company with certainty with respect to its lending agreements during this period and maintain the existing terms of the Notes and the bank facility thereafter.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation: our belief that we will be able to cure the defaults under the Notes prior to October 14, 2014 and that as a result the Notes will remain in place on their original material terms; and our belief that the waivers received from the Company’s lenders and noteholders will result in the existing material terms of the Notes and the Company’s bank facility remaining in place following the cure period. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the amount of time it will take us and our third party advisors to complete our internal review and prepare and have audited or reviewed, as applicable, the restated historical financial statements, second quarter 2014 financial reports, and all related disclosures; and that the final results of the internal review will not be substantially different than the preliminary results of the review. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance or results in future periods to differ materially from any estimates of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: that we do not file our second quarter 2014 continuous disclosure documents and/or restated historical financial statements and related disclosures by October 14, 2014 or otherwise fail to satisfy the conditions of the waivers provided by our lenders and noteholders in respect of the defaults under our bank facility and Notes, with the result that we are unable to cure the defaults in the Notes and our bank facility within the cure periods; and that the final results of the review uncover accounting errors not identified in the preliminary results of the review and/or that the magnitude of the accounting errors is significantly different than currently expected, any of which may adversely impact the timing of completing the review. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Clayton Paradis Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com